November 5, 2003

                  Highlights of Consolidated Financial Results
                             for FY2004 Semi-Annual
                   (April 1, 2003 through September 30, 2003)
         (All financial information has been prepared in accordance with accounting principles generally accepted in the
                            United States of America)

                                                                               (Billions of yen unless otherwise specified)
   ------------------------------------ ----------------------- --------------------------- --------------- ------------------------
                                          FY2003 Semi-Annual        FY2004 Semi-Annual       % of change        FY2004 Forecast
                                          (Apr. 2002 through        (Apr. 2003 through       from FY2003      (Apr. 2003 through
                                              Sep. 2002)                Sep. 2003)           Semi-Annual           Mar. 2004)
   ==================================== ======================= =========================== =============== ========================
   Vehicle sales                                     2,951                       3,170               7.4%                  6,570
   (Thousand units)
   ------------------------------------ ----------------------- --------------------------- --------------- ------------------------
   Net revenues                                    7,613.4                     8,224.2               8.0%
   ------------------------------------ ----------------------- --------------------------- --------------- ------------------------
   Operating income                                  685.0                       767.7              12.1%
   [Income ratio]                                  [9.0%]                      [9.3%]
   ------------------------------------ ----------------------- --------------------------- --------------- ------------------------
   Income before income taxes,
   minority interest and equity in                  714.4                       812.0              13.7%
   earnings of affiliated companies               [9.4%]                      [9.9%]
   [Income ratio]
   ------------------------------------ ----------------------- --------------------------- --------------- ------------------------
   Net income                                        425.8                       524.4              23.2%
   [Income ratio]                                   [5.6%]                      [6.4%]
   ------------------------------------ ----------------------- ------------------------------------------- ------------------------
   Factors contributing to increases                                  Operating income increased by
   and decreases in operating income                                         82.7 billion yen
   ------------------------------------ -----------------------                                             ------------------------
                                                                (Increase)
                                                                Cost reduction efforts              110.0
                                                                Marketing efforts                    10.0

                                                                (Decrease)
                                                                Increases in R&D expenses and       -37.3
                                                                labor costs, etc.

   ------------------------------------ ----------------------- ------------------------------------------- ------------------------
   Capital investment                                469.7                        421.4                                    950.0
   (excluding leased vehicles)
   ------------------------------------ ----------------------- ------------------------------------------- ------------------------
   Depreciation expenses                             344.8                        376.7                                    770.0
   ------------------------------------ ----------------------- ------------------------------------------- ------------------------
   R&D expenses                                      292.4                        304.6                                    690.0
   ------------------------------------ ----------------------- ------------------------------------------- ------------------------
   Performance evaluation                                                Increases in revenues
                                                                         and operating income
                                                                   Increases in revenues, operating
                                                                  income, income before income taxes,
                                                                    minority interest and equity in
                                                                 earnings of affiliated companies and
                                                                 net income all reached historic highs
                                                                for semi-annual consolidated financial
                                                                                results
   ------------------------------------ ----------------------- ------------------------------------------- ------------------------
   Number of employees                             223,138                      265,532
   ------------------------------------ ----------------------- ------------------------------------------- ------------------------

   Note:Effective from FY2004, Toyota prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements for FY2003 semi-annual results have also been prepared in accordance with accounting principles generally accepted in the United States of America.

Cautionary Statement with Respect to Forward-Looking Statements

     This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies affecting Toyota's automotive operations, particularly laws, regulations and policies relating to environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies affecting Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in the "Operating and Financial Review and Prospects" and "Information on the Company" sections and elsewhere in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.